Exhibit 99.1

Imperial Tobacco Group PLC (the “Company”)

Directors and Persons Discharging Managerial Responsibility (“PDMRs”) Interests

Imperial Tobacco Group Long Term Incentive Plan

New Awards

The following directors and PDMRs were conditionally awarded ordinary shares of 10 pence each in the Company under the Twelfth Annual Imperial Tobacco Group Long Term Incentive Plan (the “LTIP”) on 31 October 2007. The awards will vest, free of charge, on 31 October 2010 in proportion to the extent that the performance criteria are achieved. Vesting takes the form of the grant of an option exercisable, upon payment of the notional exercise price, at any time until the seventh anniversary of the date of grant of the option.

DIRECTOR	Conditional Awards Granted 31 October 2007

Gareth Davis	76,730
Robert Dyrbus	35,247
Graham Blashill	17,163
Alison Cooper	17,368

PDMR	Conditional Awards Granted 31 October 2007

Kathryn Turner	9,378
Matthew Phillips	7,355

Under the terms of the LTIP the awards are split into three elements.

First Element

Fifty per cent of the award with a performance criterion based on average growth in adjusted Earnings Per Share based on an agreed protocol (“EPS”), after adjusting for inflation over the period of the award. At the Remuneration Committee’s request, the Auditors perform agreed upon procedures on the calculations. 12.5 per cent of this element (ie 6.25 per cent of the total award) vests if average annual EPS growth, after adjusting for UK inflation (“Real Annual EPS Growth”), equals three per cent and 100 per cent of this element (ie 50 per cent of the total award) vests if Real Annual EPS Growth equals or exceeds 10 per cent. Between these two points this element vests on a straight-line basis.

Second Element

Twenty five per cent of the award with a performance criterion based on Total Shareholder Return (“TSR”) relative to the FTSE 100 Index as described below.

The performance criterion for this element is based on a sliding scale depending on TSR achieved over the relative period. No vesting of this element occurs unless the Company’s TSR ranks it in the top 50 of the companies constituting the FTSE 100 Index.

At this performance threshold 30 per cent of this element (i.e. 7.5 per cent of the total award) vests. If the return ranks the Company in the top 25 of the Index, this element (ie 25 per cent of the total award) vests in full. Between these thresholds this element vests on a straight-line basis.

Third Element

Twenty-five per cent of the award with a performance criterion based on TSR relative to a bespoke comparator group as described below.

The performance criterion for this element is also based on a sliding scale depending on TSR achieved over the relevant period.

No vesting of this element occurs unless the Company’s TSR exceeds that of the bottom six companies constituting the comparator group comprising 12 tobacco and alcohol companies as detailed below. At this performance threshold, 30 per cent of this element (ie 7.5 per cent of the total award) vests. If the return ranks the Company in the top three of the comparator group, this element (ie 25 per cent of the total award) vests in full. Between these thresholds this element vests on a straight-line basis.

Altria Group Inc	British American Tobacco PLC	Carlsberg A/S	Diageo PLC
Heineken N.V.	Imperial Tobacco Group PLC	Interbrew SA	Japan Tobacco Inc
Pernod Ricard SA	Reynolds American Inc	SABMiller PLC	Scottish & Newcastle PLC

If one of the comparator group companies is acquired prior to the granting of an award, a suitable replacement will be made. For any corporate actions affecting a comparator group company during an award period the intention would be to mirror the actions of a passive investor, eg for an equity bid the new shares offered in exchange for the original company would be held for the remainder of the award period.

The TSR calculations use share prices averaged over a period of three months to determine the initial and closing prices rather than those ruling on a single day. It is assumed that the cash flow of dividend payments is recognised on the date the shares are declared ex-dividend. This method is considered to give a fairer and less volatile result as improved performance has to be sustained for several weeks before it effectively impacts on the TSR calculations. All share prices and dividend flows are converted to sterling on the applicable date to ensure that the calculations reflect the return achievable by a UK based investor.

The TSR calculations themselves are performed independently by Alithos Limited.

Each element operates independently and is capable of vesting regardless of the Company’s performance in respect of the other elements.

The Company’s Remuneration Committee may vary, but not increase, the extent to which a conditional award vests to ensure that it only vests, and at an appropriate level, if there has been an improvement in the underlying financial performance of the Company, including the maintenance of long-term return on capital employed.

There is no opportunity to retest if any of the performance criteria are not achieved.

Vesting of Previous Award

Following achievement of the performance criterion in respect of the Ninth Annual Award made under the Imperial Tobacco Group LTIP, the directors and PDMRs listed below will be granted the following options over the Company’s ordinary shares of 10 pence each on 9 November 2007

Under the terms of the Ninth Annual LTIP award, vesting is on a sliding scale depending on average growth in basic EPS adjusted under the terms of the relevant protocol over the performance period. No vesting occurs unless the Company’s Real Annual EPS Growth equals or exceeds 3 per cent. Full vesting occurs if Real Annual EPS Growth is equal to or exceeds 10 per cent. Between these two points the award vests on a straight-line basis.

In respect of the performance period for the Ninth Annual Award, the Company’s average annual EPS growth, upon which the Auditors have performed their agreed upon procedures, was 9.42 per cent. Therefore, 91.77 per cent of the conditional award will vest on 9 November 2007.

Vesting takes the form of the grant of an option exercisable, upon payment of the notional exercise price, at any time until the seventh anniversary of the date of grant of the option.

DIRECTOR	AWARDS VESTING/ OPTIONS GRANTED

Gareth Davis	39,014
Robert Dyrbus	24,754
Graham Blashill	7,892
Alison Cooper	8,968
David Cresswell	17,758

PDMR	AWARDS VESTING/ OPTIONS GRANTED

Kathryn Turner	8,610
Matthew Phillips	2,152

T M Williams

Deputy Company Secretary

Enquiries

Alex Parsons	Group Media Relations Manager	Tel: +44 (0)117 933 7241

Copies of our announcements are available on our website:  www.imperial-tobacco.com